The information in this Preliminary Terms Supplement is not complete and may be changed. We may not sell these Notes until the Final Terms Supplement, the Prospectus Supplement, the Product Supplement and the Prospectus (collectively, the "Offering Documents") are delivered in final form. The Offering Documents are not an offer to sell these Notes, and we are not soliciting offers to buy these Notes, in any state where the offer or sale is not permitted.

Subject to Completion
Dated April 11, 2018 PRELIMINARY TERMS SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-204908

Preliminary Terms Supplement

UBS AG Airbag Yield Optimization Notes

UBS AG $ Notes linked to the American depositary shares of Petróleo Brasileiro S.A. due April 16, 2019

Indicative Terms

Issuer	UBS AG, London Branch
Issue Price per Note	Equal to 100% of the principal amount per Note.
Principal Amount per Note	$1,000
Term	Approximately 12 months.
Underlying Asset	The American depositary shares of Petróleo Brasileiro S.A.
Coupon Payments

UBS AG will pay interest on the principal amount of the Notes on the coupon payment dates; provided that, if any coupon payment date would otherwise fall on a date which is not a business day, the relevant coupon payment date will be the first following day which is a business day unless that day falls in the next calendar month, in which case the relevant coupon payment date will be the first preceding day which is a business day. Each payment of interest due on a coupon payment date or on the maturity date, as the case may be, will include interest accrued from the last unadjusted coupon payment date on which interest has been paid or made available for payment (or the issue date in the case of the first coupon payment date) to the relevant unadjusted coupon payment date.

UBS will compute interest on the Notes on the basis of a 360-day year of twelve 30-day months. If the maturity date is postponed beyond the originally scheduled maturity date due to the occurrence of a market disruption event on the final valuation date, interest will cease to accrue on the originally scheduled maturity date. The table below assumes a coupon rate of 9.25% per annum. The actual coupon rate will be set at the time the trade is placed on the trade date. Amounts in the table below may have been rounded for ease of analysis.

Coupon Payment Date*	Coupon Payment (per Note)
July 13, 2018	2.3125%

October 15, 2018	2.3125%

January 14, 2019	2.3125%

April 16, 2019	2.3896%

*The record date for coupon payment will be one business day preceding the coupon payment date.

Coupon Rate	The Notes will bear interest at a rate of 9.25% - 9.49% per annum. The actual coupon rate will be set at the time the trade is placed on the trade date.
Total Coupon Payable	9.33% - 9.57%
Payment at Maturity (per Note)

If the final price of the underlying asset is equal to or greater than the conversion price, we will pay you an amount in cash at maturity equal to your principal amount.

If the final price of the underlying asset is below the conversion price, we will pay you for each Note you own an amount in cash at maturity equal to the product of (i) the final price of the underlying asset, multiplied by (ii) the share factor, subject to adjustments in the case of certain corporate events, as described in the Airbag Yield Optimization Notes product supplement. In this scenario, the cash payment you receive will be less than your principal amount and may be zero.

Closing Price

On any trading day, the last reported sale price (or, in the case of NASDAQ, the official closing price) of the underlying asset during the principal trading session on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.

Initial Price	The closing price of the underlying asset on the trade date.
Conversion Price

90.00% of the initial price of the underlying asset. The conversion price is subject to adjustments in the case of certain corporate events, as described in the Airbag Yield Optimization Notes product supplement.

Final Price

The closing price of the underlying asset on the final valuation date. The final price is subject to adjustment in the case of certain corporate events, as described in the Airbag Yield Optimization Notes product supplement.

Share Factor

The share factor is initially set equal to (i) the principal amount divided by (ii) the conversion price of the underlying asset. The share factor will be subject to adjustments in the case of certain corporate events as described in the accompanying Airbag Yield Optimization Notes product supplement under “General Terms of the Notes - Antidilution Adjustments”.

Trade Date	April 11, 2018
Settlement Date	April 13, 2018
Final Valuation Date	April 11, 2019. The final valuation date may be subject to postponement in the event of a market disruption event, as described in the Airbag Yield Optimization Notes product supplement.
Maturity Date	April 16, 2019. The maturity date may be subject to postponement in the event of a market disruption event, as described in the Airbag Yield Optimization Notes product supplement.
CUSIP	[]
ISIN	[]
Valoren	[]
Tax Treatment

There is no tax authority that specifically characterizes the Notes. UBS and you agree, in the absence of an administrative determination or judicial ruling to the contrary, to characterize the Notes for tax purposes as an investment unit consisting of a non-contingent debt instrument and a put option contract in respect of the underlying asset. With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Coupon Rate (set when the trade is placed on the trade date)	Interest on Debt Component	Put Option Component
9.25% - 9.49% per annum	% per annum	% per annum

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed on certain “dividend equivalent payments” made to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalent payments made on specified equity-linked instruments issued after 2016. However, on December 2, 2016, the IRS issued Notice 2016-76, which states that the Treasury Department and the IRS intend to amend the applicability dates of the Treasury regulations to provide that the withholding tax will apply to all dividend equivalent payments made on specified equity-linked instruments that have a delta of one (“delta one specified equity-linked instruments”) issued after 2016 and to all dividend equivalent payments made on all specified equity-linked instruments issued after 2017. We have determined that the Notes are not delta one specified equity-linked instruments and, therefore, will not be subject to withholding on dividend equivalent payments. However, it is possible that the Notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Notes or the underlying asset, and following such occurrence the Notes could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalent payments.  It is also possible that withholding tax or other Section 871(m) tax could apply to the Notes under these rules if a non-U.S. holder enters, or has entered, into certain other transactions in respect of the underlying asset or the Notes. Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalent payments to the Notes, non-U.S. holders are urged to consult their tax advisor regarding the potential application of Section 871(m) (including in the context of their other transactions in respect of the underlying asset or the Notes, if any) and the 30% withholding tax to an investment in the Notes.

For further details and possible alternative tax treatments, please refer to the section entitled "What are the Tax Consequences of the Notes" in the prospectus supplement for more information.

The estimated initial value based on an issuance size of approximately $100,000 of the Notes as of the trade date is expected to be between 93.42% and 95.92% of the issue price to the public for Notes linked to the underlying asset. The range of the estimated initial value of the Notes was determined on the date of this preliminary terms supplement by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks - Fair value considerations” and “Key Risks - Limited or no secondary market and secondary market price considerations” on pages 4 and 5 of this preliminary terms supplement.

Notice to investors: the Notes are significantly riskier than conventional debt instruments. The issuer is not necessarily obligated to repay the full principal amount of the Notes at maturity, and the Notes can have the full downside market risk of the underlying asset. This market risk is in addition to the credit risk inherent in purchasing a debt obligation of UBS. You should not purchase the Notes if you do not understand or are not comfortable with the significant risks involved in investing in the Notes.

You should carefully consider the risks described under “Key Risks” in this preliminary terms supplement, under "Key Risks" beginning on page 6 of the prospectus supplement and under “Risk Factors” beginning on page PS-14 of the Airbag Yield Optimization Notes product supplement before purchasing any Notes. Events relating to any of those risks, or other risks and uncertainties, could adversely affect the market value of, and the return on, your Notes. You may lose some or all of your initial investment in the Notes. The Notes will not be listed or displayed on any securities exchange or any electronic communications network.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this preliminary terms supplement, the previously delivered prospectus supplement, the Airbag Yield Optimization Notes product supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

See "Additional Information about UBS and the Notes" on page 3. The Notes we are offering will have the terms set forth in the Prospectus Supplement dated May 2, 2016 relating to the Notes, the Airbag Yield Optimization Notes product supplement, the accompanying prospectus and this preliminary terms supplement.

Offering of Notes	Issue Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note

Petróleo Brasileiro S.A.	$100%	$1.50%	$98.50%

UBS Financial Services Inc.

UBS Investment Bank

Additional Information About UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and a prospectus supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offering for which this preliminary terms supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 1-877-387-2275.

You may access these documents on the SEC web site at www.sec.gov as follows:

•	Prospectus Supplement dated May 2, 2016:
http://www.sec.gov/Archives/edgar/data/1114446/000119312516571261/d352822d424b2.htm
•	Airbag Yield Optimization Notes product supplement dated May 2, 2016:
http://www.sec.gov/Archives/edgar/data/1114446/000119312516570611/d104496d424b2.htm
•	Prospectus dated April 29, 2016:
http://www.sec.gov/Archives/edgar/data/1114446/000119312516569341/d161008d424b3.htm

References to "UBS," "we," "our" and "us" refer only to UBS AG and not to its consolidated subsidiaries. In this document, "Airbag Yield Optimization Notes" or the "Notes" refer to the Notes that are offered hereby. Also, references to "prospectus supplement" mean the UBS prospectus supplement dated May 2, 2016, references to "Airbag Yield Optimization Notes product supplement" mean the UBS product supplement, dated May 2, 2016, relating to the Notes generally and references to the "accompanying prospectus" mean the UBS prospectus titled, "Debt Securities and Warrants", dated April 29, 2016.

This preliminary terms supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in Key Risks beginning on page 4 and in Risk Factors in the Airbag Yield Optimization Notes product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before deciding to invest in the Notes.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here and are comparable to the corresponding risks discussed in the "Key Risks" section of the prospectus supplement, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the Airbag Yield Optimization Notes product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

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Risk of loss at maturity - The Notes differ from ordinary debt securities in that UBS will not necessarily pay the full principal amount of the Notes at maturity. UBS will only pay you the principal amount of your Notes in cash if the final price of the underlying asset is greater than or equal to the conversion price and only at maturity. If the final price of the underlying asset is below the conversion price, UBS will pay you for each Note you own an amount in cash at maturity equal to the product of (i) the final price of the underlying asset, multiplied by (ii) the share factor (subject to adjustments as described in the Airbag Yield Optimization Notes product supplement). As a result, if the final price is below the conversion price, you will be exposed at an increased rate to any such decline below the conversion price. For example, if the conversion price is 80% of the initial price, the final price is less than the conversion price and is equal to 70% of the initial price, you will lose 12.50% of your principal amount at maturity, which is greater than the 10% additional decline from the conversion price. The cash payment you receive will be less than your principal amount and may be zero.

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Higher coupon rates are generally associated with a greater risk of loss - Greater expected volatility with respect to the Note’s underlying asset reflects a higher expectation as of the trade date that the price of the underlying asset could close below its conversion price on the final valuation date of the Note. This greater expected risk will generally be reflected in a higher coupon payable on that Note. However, the underlying asset’s volatility can change significantly over the term of the Notes and the price of the underlying asset for your Note could fall sharply, which could result in a significant loss of principal.

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The contingent repayment of your principal applies only at maturity - You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the underlying asset price is above the conversion price.

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Your potential return on the Notes is limited to the coupons paid on the Notes - You will not participate in any appreciation of the underlying asset and your return on the Notes will be limited to the coupon payments. If the closing price of the underlying asset on the final valuation date is greater than or equal to the conversion price, UBS will pay you the principal amount of your Notes in cash at maturity and you will not participate in any appreciation in the price of the underlying asset even though you risked being subject to the decline in the price of the underlying asset. If the closing price of the underlying asset on the final valuation date is less than the conversion price, UBS will pay you for each Note you own an amount in cash at maturity equal to the product of (i) the final price of the underlying asset, multiplied by (ii) the share factor (subject to adjustments as described in the Airbag Yield Optimization Notes product supplement), which will be less than your principal amount and may be zero. Any payment at maturity will be unaffected by any appreciation or decline in the price of the underlying asset after the final valuation date. Therefore, your return potential on the Notes is limited to the coupons paid on the Notes and may be less than your return would be on a direct investment in the underlying asset.

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Credit risk of UBS - The Notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.

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Market risk - The price of the underlying asset can rise or fall sharply due to factors specific to that underlying asset and (i) in the case of common stock or American depositary shares, its issuer (the "underlying asset issuer") or (ii) in the case of an exchange traded fund, the securities, futures contracts or physical commodities constituting the assets of that underlying asset. These factors include price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the underlying asset issuer and the underlying asset for your Notes. We urge you to review financial and other information filed periodically by the underlying asset issuer with the SEC.

•	Fair value considerations.

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The issue price you pay for the Notes will exceed their estimated initial value - The issue price you pay for the Notes will exceed their estimated initial value as of the trade date due to the inclusion in the issue price of the underwriting discount, hedging costs, issuance costs and projected profits. As of the close of the relevant markets on the trade date, we will determine the estimated initial value of the Notes by reference to our internal pricing models and it will be set forth in the final terms supplement. The pricing models used to determine the estimated initial value of the Notes incorporate certain variables, including the price, volatility and expected dividends on the underlying asset, prevailing interest rates, the term of the Notes and our internal funding rate. Our internal funding rate is typically lower than the rate we would pay to issue conventional fixed or floating rate debt securities of a similar term. The underwriting discount, hedging costs, issuance costs, projected profits and the difference in rates will reduce the economic value of the Notes to you. Due to these factors, the estimated initial value of the Notes as of the trade date will be less than the issue price you pay for the Notes.

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The estimated initial value is a theoretical price; the actual price that you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value - The value of your Notes at any time will vary based on many factors, including the factors described above and in “Market risk” above and is impossible to predict. Furthermore, the pricing models that we use are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, after the trade date, if you attempt to sell the Notes in the secondary market, the actual value you would receive may differ, perhaps materially, from the estimated initial value of the Notes determined by reference to our internal pricing models. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.

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Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date - We may determine the economic terms of the Notes, as well as hedge our obligations, at least in part, prior to pricing the Notes on the trade date. In addition, there may be ongoing costs to us to maintain and/or adjust any hedges and such hedges are often imperfect. Therefore, our actual profits (or potentially, losses) in issuing the Notes cannot be determined as of the trade date and any such differential between the estimated initial value and the issue price of the Notes as of the trade date does not reflect our actual profits. Ultimately, our actual profits will be known only at the maturity of the Notes.

•	Limited or no secondary market and secondary market price considerations.
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There may be little or no secondary market for the Notes - The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and its affiliates may make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. If you are able to sell your Notes prior to maturity, you may have to sell them at a substantial loss. The estimated initial value of the Notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your Notes in any secondary market at any time.

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The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements - For a limited period of time following the issuance of the Notes, UBS Securities LLC or its affiliates may offer to buy or sell such Notes at a price that exceeds (i) our valuation of the Notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such Notes following issuance will exceed the valuations indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the underwriting discount, hedging costs, issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any).” Thereafter, if UBS Securities LLC or an affiliate makes secondary markets for the Notes, it will do so at prices that reflect our estimated value determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of structured debt securities such as the Notes. As described above, UBS Securities LLC and its affiliates are not required to make a market for the Notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of structured debt securities. UBS Financial Services Inc. and UBS Securities LLC reflect this temporary positive differential on their customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

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Price of Notes prior to maturity - The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the price of the underlying asset; the volatility of the underlying asset; the dividend rate paid on the underlying asset; the time remaining to the maturity of the Notes; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; the creditworthiness of UBS and the then current bid-ask spread for the Notes.

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Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices - All other things being equal, the use of the internal funding rates described above under “- Fair value considerations” as well as the inclusion in the issue price of the underwriting discount, hedging costs, issuance costs and any projected profits are, subject to the temporary mitigating effect of UBS Securities LLC’s and its affiliates’ market making premium, expected to reduce the price at which you may be able to sell the Notes in any secondary market.

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Owning the Notes is not the same as owning the underlying asset - The return on your Notes may not reflect the return you would realize if you actually owned the underlying asset. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying asset, and you will not participate in any appreciation of the underlying asset, over the term of the Notes.

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No assurance that the investment view implicit in the Notes will be successful - It is impossible to predict whether and the extent to which the price of the underlying asset will rise or fall. There can be no assurance that the underlying asset price will not rise by more than the coupons paid on the Notes or will not close below the conversion price on the final valuation date. The price of the underlying asset will be influenced by complex and interrelated political, economic, financial and other factors that affect the issuer of the underlying asset or, for Notes linked to exchange traded funds, the underlying asset constituent stock issuers. You should be willing to accept the risks of owning equities in general and the underlying asset in particular, and the risk of losing some or all of your initial investment.

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The calculation agent can make adjustments that affect the payment to you at maturity - The calculation agent may adjust the amount payable at maturity by adjusting the conversion price, the share factor and/or the final price for certain corporate events affecting the underlying asset, such as stock splits and stock dividends, and certain other actions involving the underlying asset. However, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying asset. If an event occurs that does not require the calculation agent to adjust the conversion price and the share factor, the market value of your Notes and the payment at maturity may be materially and adversely affected. In the case of common stock or American depositary shares, following certain corporate events relating to the issuer of the underlying asset where the issuer is not the surviving entity, the amount of cash you receive at maturity may be based on the common stock or American depositary shares of a successor to the underlying asset issuer in combination with any cash or any other assets distributed to holders of the underlying asset in such corporate event. Additionally, if the issuer of the underlying asset becomes subject to (i) a reorganization event whereby the underlying asset is exchanged solely for cash, (ii) a merger or consolidation with UBS or any of its affiliates or (iii) an underlying equity is delisted or otherwise suspended from trading, the amount you receive at maturity may be based on the common stock or American depositary shares issued by another company. In the case of an exchange traded fund, following a suspension from trading or if an exchange traded fund is discontinued, the amount you receive at maturity may be based on a share of another exchange traded fund. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “General Terms of the Notes - Antidilution Adjustments” beginning on page PS-32 of the Airbag Yield Optimization Notes product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity UBS will pay you an amount in cash equal to your principal amount, unless the final price of the underlying asset is below the conversion price (as such conversion price may be adjusted by the calculation agent upon theoccurrence of one or more such events). Regardless of any of the events discussed above, any payment on the Notes is subject to the creditworthiness of UBS.

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Exchange rate risk - The Notes are linked to the American depositary shares of a non-U.S. company. Because American depositary shares are denominated in U.S. dollars but represent non-U.S. equity securities that are denominated in a non-U.S. currency, changes in currency exchange rates may negatively impact the value of the American depositary shares. The value of the non-U.S. currency may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, non-U.S. governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, adverse changes in exchange rates may result in reduced returns for Notes linked to American depositary shares.

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Risks associated with non-U.S. securities markets - The Notes are linked to the American depositary shares of a non-U.S. company. Because non-U.S. equity securities underlying the American depositary shares may be publicly traded in the applicable non-U.S. countries and are denominated in currencies other than U.S. dollars, investments in Notes linked to American depositary shares involve particular risks. For example, the non-U.S. securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the non-U.S. issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the non-U.S. issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, international markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in non-U.S. countries. These factors, which could negatively affect non-U.S. securities markets, include the possibility of changes in a non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, non-U.S. economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

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There are important differences between the American depositary shares and the ordinary shares of a non-U.S. company - The Notes are linked to the American depositary shares of a non-U.S. company. There are important differences between the rights of holders of American depositary shares and the rights of holders of the ordinary shares. The American depositary shares are issued pursuant to a deposit agreement, which sets forth the rights and responsibilities of the depositary, the non-U.S. company and holders of the American depositary shares, which may be different from the rights of holders of the ordinary shares. For example, a company may make distributions in respect of ordinary shares that are not passed on to the holders of its American depositary shares. Any such differences between the rights of holders of the American depositary shares and the rights of holders of the ordinary shares of the non-U.S. company may be significant and may materially and adversely affect the value of the American depositary shares and, as a result, the value of your Notes.

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There is no affiliation between the underlying asset issuer, or for Notes linked to exchange traded funds, the issuers of the constituent stocks comprising the underlying asset (the "underlying asset constituent stock issuers"), and UBS, and UBS is not responsible for any disclosure by such issuer(s) - We and our affiliates may currently, or from time to time in the future engage in business with the underlying asset issuer or, if applicable, any underlying asset constituent stock issuers. However, we are not affiliated with the underlying asset issuer or any underlying asset constituent stock issuers and are not responsible for such issuer's public disclosure of information, whether contained in SEC filings or otherwise. You, as an investor in the Notes, should make your own investigation into the underlying asset issuer or, if applicable, each underlying asset constituent stock issuer. Neither the underlying asset issuer nor any underlying asset constituent stock issuer is involved in the Notes offered hereby in any way and has no obligation of any sort with respect to your Notes. Such issuer(s) have no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

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Potential UBS impact on the market price of the underlying asset - Trading or transactions by UBS or its affiliates in the underlying asset and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying asset may adversely affect the market price of the underlying asset and, therefore, the market value of your Notes.

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Potential conflict of interest - UBS and its affiliates may engage in business with the issuer of the underlying asset or, for Notes linked to exchange traded funds, the underlying asset constituent stock issuers, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine whether the final price is below the conversion price and accordingly the payment at maturity on your Notes. The calculation agent may also postpone the determination of the final price and the maturity date if a market disruption event occurs and is continuing on the final valuation date and may make adjustments to the share factor, conversion price, the final price and/or the underlying asset itself for certain corporate events affecting the underlying asset. For more information, see the section “General Terms of the Notes — Antidilution Adjustments” beginning on page PS-32 of the Airbag Yield Optimization Notes product supplement. As UBS determines the economic terms of the Notes, including the coupon rate and conversion price, and such terms include hedging costs, issuance costs and projected profits, the Notes represent a package of economic terms. There are other potential conflicts of interest insofar as an investor could potentially get better economic terms if that investor entered into exchange-traded and/or OTC derivatives or other instruments with third parties, assuming that such instruments were available and the investor had the ability to assemble and enter into such instruments.

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Potentially inconsistent research, opinions or recommendations by UBS - UBS and its affiliates may publish research or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes, and which may be revised without notice. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may influence the value of the Notes.

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The Notes are not bank deposits: An investment in the Notes carries risks which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The Notes have different yield and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

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Under certain circumstances, the Swiss Financial Market Supervisory Authority (FINMA) has the power to take actions that may adversely affect the Notes - Pursuant to article 25 et seq. of the Swiss Banking Act, FINMA has broad statutory powers to take measures and actions in relation to UBS if it (i) is overindebted, (ii) has serious liquidity problems or (iii) fails to fulfill the applicable capital adequacy provisions after expiration of a deadline set by FINMA. If one of these prerequisites is met, the Swiss Banking Act grants significant discretion to FINMA to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings. In a restructuring proceeding, the resolution plan may, among other things, (a) provide for the transfer of UBS's assets or a portion thereof, together with debts and other liabilities, and contracts of UBS, to another entity, (b) provide for the conversion of UBS's debt and/or other obligations, including its obligations under the Notes, into equity, and/or (c) potentially provide for haircuts on obligations of UBS, including its obligations under the Notes. Although no precedent exists, if one or more measures under the revised regime were imposed, such measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder.

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Dealer incentives - UBS and its affiliates may act as a principal, agent or dealer in connection with the sale of the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes which may serve as an incentive to sell these Notes instead of other investments. We will pay total underwriting compensation of 1.5% per Note to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending sale of your Notes in the secondary market.

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Uncertain tax treatment - Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the sections entitled "What are the Tax Consequences of the Notes?" in the prospectus supplement and “Supplemental U.S. Tax Considerations ” beginning on page PS-46 of the Airbag Yield Optimization Notes product supplement and consult your tax advisor about your tax situation.

Information about the Underlying Asset

All disclosures regarding the underlying asset are derived from publicly available information. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the underlying asset. You should make your own investigation into the underlying asset.

The underlying asset will be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the underlying asset with the SEC can be reviewed electronically through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information filed with the SEC by the issuer of the underlying asset under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Petróleo Brasileiro S.A.

According to publicly available information, Petróleo Brasileiro S.A. ("Petrobras") is an integrated oil and gas company. Petrobras engages, directly or through its subsidiaries, in research, prospecting, extraction, processing, trade and transportation of crude oil from wells, shale and other rocks, of crude oil derivatives, of natural gas and other fluid hydrocarbons. Petrobras also carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy. Petrobras is organized into the following business segments: Exploration and Production, Refining, Transportation and Marketing, Gas and Power, Distribution, Biofuels and Corporate. The Exploration and Production segment covers exploration, development and production of crude oil, natural gas liquid and natural gas in Brazil and abroad. The Refining, Transportation and Marketing segment covers refining, logistics, transportation, and trading of crude oil and oil products in Brazil and abroad, exporting of ethanol and extraction and processing of shale. The Gas and Power segment covers the activities of transportation and trading of natural gas produced in Brazil and abroad, imported natural gas, transportation and trading of LNG (liquid natural gas), generation and trading of electricity, as well as holding interests in transporters and distributors of natural gas and in thermoelectric power plants in Brazil, in addition to being responsible for the fertilizer business. The Distribution segment covers activities of Petrobras Distribuidora S.A., which operates through its own retail network and wholesale channels to sell oil products, ethanol and vehicle natural gas in Brazil. The Biofuels segment covers production of biodiesel and its co-products, as well as ethanol-related activities such as equity investments, production and trading of ethanol, sugar and the surplus electric power generated from sugarcane bagasse. The corporate segment comprises the items that cannot be attributed to the other segments, including those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents. Information filed by Petrobras with the SEC can be located by reference to its SEC file number: 001-15106, or its CIK Code: 0001119639. Petrobras' website is petrobras.com.br. Petrobras' American depositary receipts are listed on the New York Stock Exchange under the ticker symbol "PBR."

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary terms supplement or any accompanying prospectus. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the underlying asset.

Historical Information

The following table sets forth the quarterly high and low closing prices for Petrobras' American depositary shares, based on daily closing prices on the primary exchange for Petrobras. We obtained the closing price information set forth below from the Bloomberg Professional service (“Bloomberg”) without independent verification. The closing prices may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, extraordinary dividends, delistings and bankruptcy. UBS has not undertaken an independent review or due diligence of any publicly available information obtained from Bloomberg. Petrobras' closing price on April 10, 2018 was $14.01. The actual initial price will be the closing price of Petrobras' American depositary shares on the trade date. Past performance of the underlying asset is not indicative of the future performance of the underlying asset.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close

07/01/2013	09/30/2013	$16.37	$12.13	$15.49

10/01/2013	12/31/2013	$17.90	$13.34	$13.78

01/02/2014	03/31/2014	$13.32	$10.27	$13.15

04/01/2014	06/30/2014	$15.94	$13.14	$14.63

07/01/2014	09/30/2014	$20.65	$14.19	$14.19

10/01/2014	12/31/2014	$17.27	$6.26	$7.30

01/02/2015	03/31/2015	$7.65	$5.01	$6.01

04/01/2015	06/30/2015	$10.19	$6.35	$9.05

07/01/2015	09/30/2015	$8.83	$3.72	$4.35

10/01/2015	12/31/2015	$5.68	$4.11	$4.30

01/04/2016	03/31/2016	$5.86	$2.90	$5.84

04/01/2016	06/30/2016	$7.71	$5.30	$7.16

07/01/2016	09/30/2016	$10.18	$6.88	$9.33

10/03/2016	12/30/2016	$12.41	$9.57	$10.11

01/03/2017	03/31/2017	$11.54	$8.81	$9.69

04/03/2017	06/30/2017	$10.45	$7.70	$7.99

07/03/2017	09/29/2017	$10.42	$7.74	$10.04

10/02/2017	12/29/2017	$11.17	$9.43	$10.29

01/02/2018	03/29/2018	$14.71	$10.70	$14.14

04/02/2018*	04/10/2018*	$14.01	$13.38	$14.01

* As of the date of this preliminary terms supplement, available information for the second calendar quarter of 2018 includes data for the period from April 2, 2018 through April 10, 2018. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2018.

The graph below illustrates the performance of Petrobras' American depositary shares for the period indicated, based on information from Bloomberg. The solid line represents a hypothetical conversion price of $12.85, which is equal to 90.00% of an intra-day price on April 11, 2018. The actual conversion price will be based on the closing price of Petrobras' American depositary shares on the trade date. Past performance of the underlying asset is not indicative of the future performance of the underlying asset.

Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)

We will agree to sell to UBS Securities LLC and UBS Securities LLC will agree to purchase, all of the Notes at the issue price to the public less the underwriting discount indicated on the cover of the final terms supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Securities LLC will agree to resell all of the Notes to UBS Financial Services Inc. at a discount from the issue price to the public equal to the underwriting discount indicated on the cover of the final terms supplement.

Conflicts of Interest - Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a "conflict of interest" in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes and, thus creates an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

UBS Securities LLC and its affiliates may offer to buy or sell the Notes in the secondary market (if any) at prices greater than UBS’ internal valuation - The value of the Notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliate’s customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the Notes immediately after the trade date in the secondary market is expected to exceed the estimated initial value of the Notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 1 month after the trade date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other negotiated provisions with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates are not required to make a market for the Notes and may stop making a market at any time. For more information about secondary market offers and the estimated initial value of the Notes, see “Key Risks - Fair value considerations” and “Key Risks - Limited or no secondary market and secondary market price considerations” on pages 4 and 5 of this preliminary terms supplement.

Prohibition of Sales to EEA Retail Investors — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

You should rely only on the information incorporated by reference or provided in this preliminary terms supplement, the accompanying prospectus supplement, the product supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this preliminary terms supplement is accurate as of any date other than the date on the front of the document.

TABLE OF CONTENTS

Preliminary Terms Supplement		Use of Proceeds	12
		Description of Debt Securities We May Offer	13
		Description of Warrants We May Offer	33
		Legal Ownership and Book-Entry Issuance	48
		Considerations Relating to Indexed Securities	53
		Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	56
		U.S. Tax Considerations	59
		Tax Considerations Under the Laws of Switzerland	70
		Benefit Plan Investor Considerations	72
		Plan of Distribution	74
Indicative Terms	1	Conflicts of Interest	76
Additional Information About UBS and the Notes	3	Validity of the Securities	77
Key Risks	4	Experts	77
Information About the Underlying Asset	7

$ •

UBS AG Airbag Yield Optimization Notes due on or about April 16, 2019

Preliminary Terms Supplement dated April 11, 2018

(To Prospectus Supplement dated May 2, 2016,

Product Supplement dated May 2, 2016 and

Prospectus dated April 29, 2016)

UBS Investment Bank

UBS Financial Services Inc.

Petróleo Brasileiro S.A.	7
Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)	9

Prospectus Supplement
Investment Description	i
Features	i
Note Offering	i
Additional Information About UBS and the Notes	ii
Investor Suitability	1
Summary Terms	2
Investment Timeline	2
What are the Tax Consequences of the Notes ?	3
Key Risks	6
Hypothetical Examples and Return Table	11
Information About the Underlying Asset	13
Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)	13
Annex A – Form of Final Terms Supplement	A-2
Annex B – UBS Equity Investor - Investment Guide	B-2

Product Supplement
Product Supplement Summary	PS-1
Hypothetical Payment Amounts on Your Notes	PS-13
Risk Factors	PS-14
General Terms of the Notes	PS-28
Use of Proceeds and Hedging	PS-46
Supplemental U.S. Tax Considerations	PS-47
Certain ERISA Considerations	PS-55
Supplemental Plan of Distribution (Conflicts of Interest)	PS-56

Prospectus
Introduction	1
Cautionary Note Regarding Forward-Looking Statements	4
Incorporation of Information About UBS AG	5
Where You Can Find More Information	6
Presentation of Financial Information	7
Limitations on Enforcement of U.S. Laws Against UBS AG, Its Management and Others	7
UBS	8
Swiss Regulatory Powers	11